

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2014

Via E-mail
Jennifer Li
Chief Financial Officer
Baidu, Inc.
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People's Republic of China

    Re: Baidu, Inc.
         Form 20-F for the Fiscal Year Ended December 31, 2013
         Filed March 28, 2014
         File No. 000-51469

Dear Ms. Li:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 4. Information on the Company

B. Business Overview, page 39

1.   In your letter dated July 2, 2013 you stated that you would disclose the number of daily active users of Baidu mobile search in future Form 20-F filings; however, such disclosure does not appear to have been included in your 2013 Form 20-F. Please tell us the reasons you did not include the daily active users of Baidu mobile in your filing. We also note in your earnings call held February 27, 2014, you disclose:

- that mobile accounts for 20 percent of your revenue in the fourth quarter of 2013 and by the end of the year there were 14 Baidu apps with over 100 million activated users;

- by the fourth quarter of 2013 your search app had over 400 million activated users, up from 330 million in the previous quarter; and

- you compare the cost per click for mobile to that of the PC.

Based on these disclosures it appears that mobile has become a significant component of your business. Please tell us your consideration of disclosing these and/or other metrics specific to mobile in future filings and provide us with draft disclosures. We refer you to Section III.B of SEC Release No. 33-8350.

Item 8. Financial Information

Notes to the Consolidated Financial Statements

Note 12. Income Taxes, page F-42

2.   You disclose on page F-46 that you have the ability and intent to indefinitely reinvest the remaining undistributed earnings of your PRC subsidiaries as of December 31, 2013. Please tell us the total amount of undistributed earnings from your PRC subsidiaries and the portion of that amount for which no withholding tax has been accrued. Also tell us your consideration of disclosing such amounts in future filings. Refer to ASC 740-30-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief